Exhibit 21.1

List of Subsidiaries

●	Paylocity Corporation, an Illinois corporation
●	Benefit Administration Technologies, Inc., a Delaware corporation
●	VidGrid Inc., a Delaware corporation
●	Samepage Labs Inc., a Delaware corporation
●	Samepage s.r.o., a Czech Republic company